As filed on June 5, 1998

                                                                File No. 70-9193

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                            POST-EFFECTIVE AMENDMENT
                                      NO. 1
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       -----------------------------------
                            New Century Energies, Inc.
                       Public Service Company of Colorado
                              NC Enterprises, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                    (Names of companies filing this statement
                   and address of principal executive offices)
                       ------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
                      ------------------------------------

                             Teresa S. Madden
                             Controller
                             1225 Seventeenth Street
                             Denver, Colorado  80202-5534

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 William M. Dudley, Esq.                       William T. Baker, Jr., Esq.
 New Century Services, Inc.                    Reid & Priest
 1225 Seventeenth Street                       40 West 57th Street
 Denver, Colorado  80202-5534                  New York, New York  10019-4097

     New Century Energies, Inc. ("NCE"), Public Service Company of Colorado ("PSCo"), and NC Enterprises, Inc. ("NC Enterprises") hereby submit this Post-Effective Amendment No. 1 to amend their Form U-1 Application/Declaration (as amended), docketed in File No. 70-9193, which was approved by order (HCAR No. 26871) on May 14, 1998, as follows:

     1. By amending Item No. 3 (Applicable Statutory Provisions) by replacing the fifth paragraph thereof (as set out in Amendment No. 1 submitted in this File No. 70-9193) with the following so as to add footnote 2:

               Rule 53(a) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include the investments in Yorkshire Electricity Group plc ("Yorkshire Electricity") and IPC, equals 50.9% of NCE's consolidated retained earnings at December 31, 1997.2/ So long as NCE's aggregate investment in EWGs and FUCOs exceeds the above Rule 53 50% limitation, NCE will not make any additional investments in EWGs or FUCOs from the proceeds of securities (including guarantees) except as contemplated or authorized herein or in File No. 70-9007, or as may be authorized by the Commission.

-------------------------------------
2/ The event that caused the NCE system to exceed 50% of consolidated retained earnings was the imposition of a U.K. government-mandated windfall tax on Yorkshire Electricity, not a new investment. To elaborate, on July 2, 1997, the one-time windfall tax was introduced in the Labour Party's Budget and on July 31, 1997, it became law. The windfall tax was intended to effect a recovery of funds by the government due to the purported undervaluing of the companies subject to the tax when they were privatized by the U.K. government via public stock offerings in 1990. The windfall tax liability for Yorkshire Electricity was approximately 135 million pounds sterling ($221 million). The tax is payable in two equal installments: the first installment was paid in December 1997, and the second installment is due in December 1998. Yorkshire had sufficient cash to pay the first installment without the need for additional long-term borrowings or equity contributions from NCE, and NCE believes that Yorkshire Electricity will likewise have sufficient cash to pay the second installment without additional long-term borrowings or equity contributions by NCE. NCE's $110.6 million share of the windfall tax was recorded as an extraordinary item in NCE's consolidated statement of income included in NCE's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

                                    SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment No. 1 to be signed on their behalf by the undersigned thereunto duly authorized.


                                            NEW CENTURY ENERGIES, INC.
                                            PUBLIC SERVICE COMPANY OF COLORADO
                                            NC ENTERPRISES, INC.

                                            By:    s/Richard C. Kelly
                                               ------------------------
                                            Name:  Richard C. Kelly
                                            Title: Executive Vice President and
                                                   Chief Financial Officer of
                                                   New Century Energies, Inc.;
                                                   Executive Vice President of
                                                   Public Service Company of
                                                   Colorado;
                                                   Executive Vice President of
                                                   NC Enterprises


Date:  June 5, 1998

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